UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED

(Name of Person Filing Statement)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

928241108

(CUSIP Number of Class of Securities)

J. Peter Wolf

Vice President, General Counsel and Secretary

730 Stockton Drive

Exton, Pennsylvania 19341

(610) 458-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent	George R. Bason, Jr.
Michael P. Rogan	William J. Chudd
Skadden, Arps, Slate, Meagher & Flom LLP	Davis, Polk & Wardwell LLP
1440 New York Avenue, N.W.	450 Lexington Avenue
Washington, D.C. 20005	New York, New York 10017
(202) 371-7000	(212) 450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by ViroPharma Incorporated, a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on November 25, 2013.  The Schedule 14D-9 relates to the cash tender offer by Venus Newco, Inc. (“Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and a wholly owned indirect subsidiary of Shire plc, a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and SPHIL with the SEC on November 25, 2013.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.         Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following new subsection (i) immediately before the subsection entitled “Cautionary Statement Concerning Forward-Looking Statements”:

“(i)  Extension of Offer Period.

On December 26, 2013, Purchaser extended the Offer until midnight, New York City time on Thursday, January 9, 2014 (one minute after 11:59 p.m., New York City time, on January 9, 2014), unless further extended.  The Offer had previously been scheduled to expire at 6:00 p.m., New York City time, on Thursday, December 26, 2013.  As of 6:00 p.m. on December 26, 2013, approximately 50,217,259 Shares (excluding 2,128,506 Shares tendered by notice of guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 76% of the outstanding Shares.  The press release issued by Shire plc announcing the foregoing is filed as Exhibit (a)(5)(xiii) to the Schedule TO and is incorporated herein by reference.”

Item 9.         Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)	Press release issued by Shire plc on December 27, 2013, announcing extension of the tender offer (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

By:	/s/ Vincent J. Milano
	Name:	Vincent J. Milano
	Title:	President and Chief Executive Officer

Dated: December 27, 2013